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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                November 27, 2006

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                       Commission File Number: 333-130901

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                                 MACRO BANK INC.
             (Exact name of registrant as specified in its Charter)

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                                  Sarmiento 447
                              Buenos Aires C1 1041
                              Tel: 54 11 5222 6500
              (Address of registrant's principal executive offices)

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     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes [ ] No [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes [ ] No [X]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

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                                                                    NEWS RELEASE

DATE:                                       November 27, 2006

Contact for Investors and Media:            JORGE F. SCARINCI,
                                            FINANCE AND IR OFFICER
                                            Phone: (5411) 5222 6730
                                            Fax: (5411) 5222 8202
                                            investorelations@macrobansud.com.ar
                                            www.macrobansud.com.ar

                 BANCO MACRO ANNOUNCES MEDIUM-TERM NOTE PROGRAM
                 ----------------------------------------------

City of Buenos Aires, Argentina, November 27, 2006 - Banco Macro S.A. (NYSE:
BMA; Buenos Aires Stock Exchange: BCBA) ("Banco Macro") announced today that it plans to offer up to $150 million of non-cumulative junior subordinated debt securities under the Argentine Tier One Rules during the fourth quarter of 2006, as part of a new financing program, in a transaction exempt from the registration requirements of the U.S. Securities Act of 1933. Banco Macro intends to use the net proceeds from the sale to make loans in accordance with Argentine Central Bank guidelines.

The debt securities have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This announcement is not an offer to sell or a solicitation of an offer to buy such debt securities and is issued pursuant to Rule 135c of the U.S. Securities Act.

This press release is available under "Investor Relations" section, or, in the Spanish version under "Informacion Financiera", of Banco Macro's web site, www.macrobansud.com.ar.

ABOUT BANCO MACRO

Banco Macro is a leading bank in Argentina. With the most extensive private-sector branch network in the country, Banco Marco provides standard banking products and services to a nationwide customer base. Banco Macro's Class B shares are traded on the Buenos Aires Stock Exchange under the symbol "BMA". ADS's representing Banco Macro's Class B shares are traded on the New York Stock Exchange under the ticker symbol "BMA".

This press release includes statements concerning potential future events involving Banco Macro that could differ materially from the events that actually occur. The differences could be caused by a number of risks, uncertainties and factors relating to Banco Marco's business. Banco Macro will not update any forward-looking statements made in this press release to reflect future events or developments.

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                                    SIGNATURE
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     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


Date:  November 27, 2006
                                                     MACRO BANK INC.


                                                     By:    /s/ Luis Cerolini
                                                            --------------------
                                                     Name:  Luis Cerolini
                                                     Title: Attorney-in-fact